Mail Stop 3561

July 3, 2008

Mr. Donald J. O'Neill
Vice President and Chief Financial Officer
Jupitermedia Corporation
23 Old Kings Highway South
Darien, Connecticut 06820

>   **Re: Jupitermedia Corporation**
>   **Item 4.01 Form 8-K**
>   **Filed June 24, 2008**
>   **File No. 000-26393**

Dear Mr. O'Neill:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant